UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                            REPORT OF FOREIGN ISSUER

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                February 22 2006


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                                NOVO NORDISK A/S
             (Exact name of Registrant as specified in its charter)


                                    NOVO ALLE
                               DK-2880, BAGSVAERD
                                     DENMARK
                    (Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F [X]     Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

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Notice of AGM

Annual General Meeting of Novo Nordisk A/S

The ordinary Annual General Meeting will be held on Wednesday 8 March 2006 at
4.30 pm (CET) at Copenhagen Congress Center, Bella Center, Center Boulevard 5, 2300 Copenhagen S, Denmark.


The notice for the Annual General Meeting is enclosed.

Novo Nordisk is a healthcare company and a world leader in diabetes care. The company has the broadest diabetes product portfolio in the industry, including the most advanced products within the area of insulin delivery systems. In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs approximately 22,000 full-time employees in 79 countries, and markets its products in 179 countries. Novo Nordisk's B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol 'NVO'. For more information, visit novonordisk.com.

For further information please contact:


Media:                    Investors:


Outside North America:    Outside North America:
Elin K Hansen             Mogens Thorsager Jensen
Tel: (+45) 4442 3450      Tel: (+45) 4442 7945

                          Christian Qvist Frandsen
                          Tel: (+45) 4443 5182

In North America:         In North America:
Lori Moore                Mads Lausten
Tel: (+1) 609 919 7991    Tel: (+1) 609 919 7937


Stock Exchange Announcement no 13 / 2006

Appendix
February 2006

To the shareholders of Novo Nordisk A/S

The Company will conduct its Annual General Meeting on Wednesday 8 March 2006 at 4:30 pm (CET) at Copenhagen Congress Center, Bella Center, Center Boulevard 5, 2300 Copenhagen S, Denmark.

Agenda:

1. The Board of Directors' oral report on the Company's activities in the past financial year.

2. Presentation and adoption of the audited Annual Report 2005, including approval of the remuneration of the Board of Directors.

3. A resolution to distribute the profit according to the adopted Annual Report 2005.

4. Election of members to the Board of Directors.

All board members elected by the Annual General Meeting are up for election. The Board of Directors proposes re-election of the following existing board members elected by the Annual General Meeting: Sten Scheibye, Goran A. Ando, Kurt Briner, Henrik Gurtler, Niels Jacobsen, Kurt Anker Nielsen, and J0rgen Wedel. Mads 0vlisen does not seek re-election.

5. Election of auditor.

The Board of Directors proposes re-election of PricewaterhouseCoopers.

6. Proposal from the Board of Directors:

Reduction of the Company's B share capital from DKK 601,901,120 to DKK 566,432,800 using 17,734,160 B shares of DKK 2 of the Company's portfolio of own B shares, nominally DKK 35,468,320, corresponding to 5% of total share capital. The Company's share capital will then amount to DKK 673,920,000 divided into A share capital of DKK 107,487,200 and B share capital of DKK 566,432,800.

7. Proposal from the Board of Directors:

Adoption of the following new Article 8.5 in the Articles of Association of the
Company:

"The Board of Directors may decide that a General Meeting shall be conducted in the English language. All documents, which shall be made available for the shareholders, shall be available in the Danish as well as the English language. The Board of Directors shall secure that the Danish shareholders, attending a General Meeting, can participate in the General Meeting in Danish."

8. Proposal from the Board of Directors:

To authorise the Board of Directors, until the next Annual General Meeting, to allow the Company to acquire own shares of up to 10% of the share capital and at the price quoted on the date of purchase with a deviation of up to 10%, cf.
Article 48 of the Danish Public Companies Act.

9. Miscellaneous.

Elaboration and statement explaining the proposals:

Re agenda item 3:

The proposed dividend for 2005 is DKK 6 for each Novo Nordisk B share of DKK 2 and for each Novo Nordisk A share of DKK 2. This is a 25% increase compared to the dividend for the fiscal year 2004 (DKK 4.80 for each share of DKK 2). No dividend will be paid on the Company's holding of own shares.

Re agenda item 4:

Novo Nordisk A/S is aiming at composing a Board of Directors consisting of persons who have such knowledge and experience that the collective Board of Directors can attend to the interests of the Company and thus the interests of the shareholders with due respect to other stakeholders of the Company in the best possible way. The Board of Directors actively contributes to develop the Company as a globally working focused pharmaceutical company and supervises the management in its decisions and operations. Please visit novonordisk.com under 'About us' - 'Corporate governance' for a more detailed description of the competence criteria of the Board of Directors.

It is the assessment of the Board of Directors that it complies with these criteria with the proposed composition.

Besides their professional qualifications, the proposed candidates possess great experience in the daily work and management of international pharmaceutical and high-technological companies and together they have the knowledge, and professional and international experience which are competences important to the work of the Board of Directors.

The proposed board candidates have the following backgrounds. Independence is defined in accordance with the Recommendations for corporate governance designated by the Copenhagen Stock Exchange:

Sten Scheibye is the vice chairman of the Board of Novo Nordisk A/S. Since 1995, Mr Scheibye has been the CEO of Coloplast A/S, Denmark. Mr Scheibye is also an adjunct professor of applied chemistry at the University of Aarhus, Denmark. Besides being a member of the Board of Directors of various Coloplast companies, Mr Scheibye is a member of the Board of Directors of Danske Bank A/S. Furthermore, Mr Scheibye holds a seat on The Executive Committee of the Confederation of Danish Industries. Sten Scheibye holds an MSc degree in Chemistry and Physics from 1978 and a PhD in Organic Chemistry from 1981, both from Aarhus University and a BComm degree from 1981 from the Copenhagen Business School.

Sten Scheibye was elected to the Board of Novo Nordisk A/S in March 2003 and has been re-elected in 2004 and 2005. His term as board member expires in March 2006. Sten Scheibye is a Danish national, born on 3 October 1951.

The special competences possessed by Sten Scheibye that are important for the performance of his duties are his knowledge of the health care industry, particularly as relates to patients requiring chronic care, and managerial skills relating to international organisations. Sten Scheibye is regarded as an independent board member.

Goran A Ando, MD, was Chief Executive Officer of Celltech Group plc, UK, until 2004. Mr Ando joined Celltech from Pharmacia (Pfizer) where he was executive vice president and president of R&D with additional responsibilities for manufacturing, IT, business development and M&A from 1995 to 2003.

From 1989 to 1995 Mr Ando was medical director, moving to deputy R&D director and then R&D director of Glaxo Group, UK. Furthermore, Mr Ando was a member of the Group Executive Committee of Glaxo Group. Goran A Ando is a founding fellow of the American College of Rheumatology in the US. Mr Ando serves as a board member of A-Bio Pty, NicOx S.A., Elan Corporation plc and Enzon Pharmaceuticals, Inc.

Mr. Ando holds a degree as a medical doctor from Linkoping Medical University in 1973, and was in 1978 a specialist in General Medicine. Goran A Ando was elected to the Board of Novo Nordisk A/S in March 2005 and his term as board member expires in March 2006. Goran A Ando is a Swedish national, born on 6 March 1949.

The special competences possessed by Goran A Ando that are important for the performance of his duties are his medical qualifications and extensive executive background within the international pharmaceutical industry. Goran A Ando is regarded as an independent board member.

Kurt Briner works as an independent consultant in the pharmaceutical and biotech industry and is a board member of CBax SA, OM Pharma, Progenics Pharmaceuticals Inc, GALENICA SA. From 1988 to 1998 he was president and CEO of Sanofi Pharma. He has been chairman of the European Federation of Pharmaceutical Industries and Associations, Brussels (EFPIA).

Mr Briner holds a Diploma of the Commercial Schools of Basel and Lausanne. Kurt Briner was elected to the Board of Novo Nordisk A/S in November 2000 and has been re-elected several times, most recently in March 2005. His term as a board member expires in March 2006. Mr Briner is a Swiss national, born on 18 July 1944.

The special competences possessed by Kurt Briner that are important for the performance of his duties are his executive background and knowledge of the pharmaceutical and biotech industry as well as of global, particularly European pharmaceutical regulations and policies. Kurt Briner is regarded as an independent board member.

Henrik Gurtler has since 2000 been president and CEO of Novo A/S. Henrik Gurtler was employed in Novo Industri A/S as an R&D chemist in the Enzymes Division in 1977. After a number of years in various specialist and managerial positions within this area, Mr Gurtler in 1991 was appointed corporate vice president of Human Resource Development in Novo Nordisk A/S and in 1993 corporate vice president of Health Care Production. In 1996, he became a member of corporate management of Novo Nordisk A/S with special responsibility for Corporate Staff. Henrik Gurtler is chairman of the Boards of Directors of Novozymes A/S and Copenhagen Airports A/S, and a member of the Boards of Directors of COWI A/S and Br0drene Hartmanns Fond.

Henrik Gurtler holds a MSc in Chemical Engineering from the Danish Technical University.

Henrik Gurtler was elected to the Board of Novo Nordisk A/S in March 2005 and his term as a board member expires in March 2006. Henrik Gurtler is a Danish national, born on 11 August 1953. The special competences possessed by Henrik Gurtler that are important for the performance of his duties are his knowledge of the Novo Group's business and its policies and the international biotech industry. Henrik Gurtler is not regarded as an independent board member due to his former position as executive in Novo Nordisk A/S and his position as president and CEO of Novo A/S.

Niels Jacobsen has since 1998 been president and CEO of William Demant Holding A/S and Oticon A/S, an industrial group in the hearing healthcare field. Mr Jacobsen is a board member of Nielsen & Nielsen Holding A/S, and is also a board member of a number of companies wholly or partly owned by the William Demant Group, including Sennheiser Communications A/S, Himsa A/S, Himsa II A/S, Hearing Instrument Manufacturers Patent Partnership A/S (chairman), William Demant Invest A/S (chairman) and Ossur hf. Furthermore, Mr Jacobsen holds a seat on the Council of the Confederation of Danish Industries.

Mr Jacobsen holds an MSc (Business Administration) from the University of Aarhus, Denmark (1983).

Niels Jacobsen was elected to the Board of Novo Nordisk A/S in November 2000 and has been re-elected several times, most recently in March 2005. Mr Jacobsen's term as a board member expires in March 2006. Niels Jacobsen is a member of the Audit Committee and is designated as Audit Committee Financial Expert.

Niels Jacobsen is a Danish national, born on 31 August 1957.

The special competences possessed by Niels Jacobsen that are important for the performance of his duties are his extensive board experience and his knowledge of the health care sector, particularly as relates to medico technics and devices, as well as financial expertise. Niels Jacobsen is regarded as an independent board member.

Kurt Anker Nielsen is former CFO and deputy CEO of Novo Nordisk A/S and CEO of Novo A/S. He serves as vice chairman of the Board of Directors of Novozymes A/S and as a board member of Novo A/S, Dako A/S, ZymoGenetics, Inc, Norsk Hydro ASA and TDC A/S. In the four last mentioned companies Kurt Anker Nielsen is also elected as Audit Committee chairman or member. Kurt Anker Nielsen received his Masters of Commerce and Business administration from the Copenhagen Business School in 1972. Kurt Anker Nielsen was elected to the Board of Novo Nordisk A/S in November 2000 and has been re-elected several times, most recently in March 2005. Kurt Anker Nielsen's term as a board member expires in March 2006.

Kurt Anker Nielsen is chairman of the Audit Committee in Novo Nordisk A/S and is also designated as Audit Committee Financial Expert. Kurt Anker Nielsen is a Danish national, born on 8 August 1945. The special competences possessed by Kurt Anker Nielsen that are important for the performance of his duties are his in-depth knowledge of Novo Nordisk A/S and its businesses, his working knowledge of the global pharmaceutical industry and his experience in working with accounting, financial and capital markets issues. Kurt Anker Nielsen is not regarded as an independent board member due to his former position as executive in Novo Nordisk A/S and his membership of the board of Novo A/S.

J0rgen Wedel was prior to his retirement in 2001 executive vice president of the Gillette Company. He was responsible for Commercial Operations, International, and was a member of Gillette's Corporate Management Group. Since 2004, J0rgen Wedel has been a board member of ELOPAK AS, a Norwegian food packaging company. J0rgen Wedel is a member of the Audit Committee. J0rgen Wedel has received his Masters of Commerce and Business administration from the Copenhagen Business School in 1972 and has an MBA from the University of Wisconsin, 1974.

J0rgen Wedel was elected to the Board of Novo Nordisk A/S in November 2000 and has been re-elected several times, most recently in March 2005. Mr Wedel's term as a board member expires in March 2006. J0rgen Wedel is a Danish national, born on 10 August 1948.

The special competences possessed by J0rgen Wedel that are important for the performance of his duties are his background as a senior sales and marketing executive in a globally operating consumer oriented company within the fast moving consumer goods industry as well as a particular insight into the US market. Mr Wedel is regarded as an independent board member.

                                    ********

In the Danish Corporate Governance Recommendations it is recommended that at least half of the board members elected by the Annual General Meeting are independent of the Company. Kurt Anker Nielsen and Henrik Gurtler were Chief Financial Officer and Corporate Executive Vice President with special responsibility for Corporate Staff of Novo Nordisk A/S, respectively, prior to the demerger into Novo Nordisk A/S and Novozymes A/S in 2000. If the proposed candidates are elected to the Board of Directors, the Board of Directors will satisfy the requirements of the Danish Recommendations as five out of seven of the board members elected by the Annual General Meeting are independent of the Company according to the criteria of the Recommendations. In addition, the members of the Audit Committee will qualify as independent as required and defined by the US Securities and Exchange Commission (SEC).

The Board of Directors considers that the size of board is appropriate in relation to the requirements of the Company.

Re agenda item 6:

Reduction of the Company's B share capital from DKK 601,901,120 to DKK 566,432,800 by cancellation of part of the Company's portfolio of own B shares, nominally DKK 35,468,320 divided into 17,734,160 B shares. After the reduction the Company's share capital will amount to DKK 673,920,000 divided into an A-share capital of DKK 107,487,200 and a B-share capital of DKK 566,432,800. Pursuant to the Danish Public Companies Act, Section 44 (2), cf. Section 44 a
(1), it is stated that the purpose of the reduction of the Company's share capital is to distribute funds to the shareholders. The amount of reduction was paid to the shareholders when the Company bought the shares, which are now sought cancelled, by exercising the authorisations to acquire own shares granted to the Board of Directors at previous General Meetings. As a result of the reduction of the share capital, DKK 35,468,320 is transferred to the retained earnings. Pursuant to the Danish Public Companies Act, Section 44 a (3), it is stated that these own B shares were acquired at a total sum of DKK 4,530,368,514, which implies that in addition to the nominal amount of reduction, DKK 4,494,900,194 has been distributed to the shareholders.

The Board of Directors' proposal to reduce the B share capital of the Company is made in order to maintain capital structure flexibility. Adoption of the proposal implies the following change of Article 4.1 in the Articles of Association of the Company:

"The share capital of the Company amounts to DKK 673,920,000 divided into A share capital of DKK 107,487,200 and B share capital of DKK 566,432,800."

Re agenda item 7:

The Company is a world leader in diabetes care, and a significant part of the shareholders are of non Danish nationality. In order to accommodate these shareholders and give them the same opportunities to participate in General Meetings as Danish shareholders, the Company has introduced new initiatives. Material has been made available in both Danish and English for several years, and in 2005 the shareholders were offered simultaneous translation to English. This year a live web cast will be transmitted both in Danish and English. As a next step the Board of Directors may wish to conduct General Meetings in English. The Board of Directors finds it appropriate to reflect this possibility in the Articles of Association.

Re agenda item 8:

The Board of Directors proposes that the Annual General Meeting authorises the Board of Directors, until the next Annual General Meeting, to allow the Company to acquire own shares of up to 10% of the share capital and at the price quoted on the date of purchase with a deviation of up to 10%, cf. Article 48 of the Danish Public Companies Act. Such authorisation is customary in Danish listed companies.

                                    ********

To adopt the proposals for amendment of the Articles of Association under the agenda items 6 and 7 at least two thirds of the total number of votes in the Company shall be present at the Annual General Meeting and at least two thirds of as well the votes cast as of the share capital represented at the Annual General Meeting shall vote for the proposals, cf. Article 10.2 and 10.3 of the Articles of Association.

                                    ********

The Board of Directors invites all shareholders to attend the Annual General Meeting. Please notice that the Annual General Meeting is held in Copenhagen Congress Center, Bella Center. Admission and voting cards to the Annual General Meeting may be obtained by returning the enclosed requisition, duly completed and signed, to Danske Bank A/S in the enclosed envelope so that it may receive the requisition no later than Friday 3 March 2006 at 4 pm, or you may phone Danske Bank A/S, no later than Friday 3 March 2006 at 4 pm on tel +45 4339 2885. Admission cards can also be ordered on Danske Bank A/S' homepage: www.danskebank.com/AGMNOVONORDISK no later than Friday 3 March 2006 at 4 pm.

At this year's Annual General Meeting, simultaneous translation from Danish into English will be available to a limited number of attending shareholders. If you wish to accept this offer, you are kindly invited to make reservations in advance on tel +45 4442 1066 no later than Friday 3 March 2006 at 4 pm.

This year, the Company will live web cast the Annual General Meeting in a Danish and English version. Please see the Company's web-site novonordisk.com. Prior to the Annual General Meeting the admission card will be sent to you at the address entered in the Company's register of shareholders. The admission card will show the number of votes the shareholder is entitled to according to the register of shareholders, pursuant to Article 9 of the Articles of Association. If the shareholder has not stated an address to which the admission card shall be sent, the admission card must be collected at the company's office not later than the day before the Annual General Meeting.

The agenda with an elaboration and statement explaining the proposals and the audited Annual Report are available for inspection by the shareholders at the Company's office, Novo Alle, DK-2880 Bagsvaerd, on weekdays between 10 am and 2 pm from Wednesday 22 February 2006 to Tuesday 7 March 2006. The documents are also available for inspection at the Company's web-site novonordisk.com under 'About us' f 'Corporate governance' or you can order a copy by contacting Novo Nordisk A/S on tel +45 4442 1066. If you are not able to attend the Annual General Meeting, the Board of Directors would appreciate receiving a proxy to exercise the voting rights to which you are entitled through your share ownership. If you consent to this procedure, you are kindly asked to return the attached proxy form, signed and dated, so that it is in Danske Bank A/S' possession no later than Friday 3 March 2006 at 4 pm. According to Danish law, the proxy for the Annual General Meeting is only valid if it is in writing and is signed and dated after 8 March 2005 (i.e., one year before the Annual General Meeting in 2006 at the earliest).

After deduction of potential withholding tax, the dividend as approved at the Annual General Meeting will be transferred to Novo Nordisk A/S' shareholders via the VP Securities Services A/S.

Besides public transportation with HT buses, you can go with the Metro, direction Vestamager, to Bella Center Station. Please notice that the entrance to the Annual General Meeting is at Bella Center's main entrance which is on the opposite side from the Metro Station. For payment you can park outside Bella Center. P5, P1 and P2 are the closest areas.

Yours sincerely

Novo Nordisk A/S
The Board of Directors


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: February 22 2006                        NOVO NORDISK A/S
                             ---------------------------------------------------
                                            Lars Rebien Sorensen,
                                     President and Chief Executive Officer